UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



# FORM 11-K

## FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 0-7229

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wayne Bancorp, Inc. & Affiliates 401(k) and Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

National City Corporation[1]

[1] Wayne Bancorp, Inc. was merged into National City Corporation effective October 5, 2004. National City Corporation's principal executive office is located at 1900 East Ninth Street, Cleveland, Ohio 44114. National City Corporation assumed the Wayne Bancorp, Inc. & Affiliates 401(k) and Profit Sharing Plan, and all of the shares of Wayne Bancorp, Inc. common stock in the Plan were converted to shares of National City Corporation common stock effective with the merger.

## REQUIRED INFORMATION

Audited financial statements and supplemental schedule for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

Financial Statements and Exhibits

A. The following financial statements and supplemental schedule are filed as part of this annual report and appear immediately after the signature page hereof:

   1. Statements of Net Assets Available for Benefits - December 31, 2004 and 2003

   2. Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2004

   3. Notes to Financial Statements for the Year Ended December 31, 2004

   4. Schedule of Assets (Held at End of Year)

B. The following exhibit is filed as part of this annual report:

   Exhibit 23 – Consent of Independent Registered Public Accounting Firm

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, National City Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

WAYNE BANCORP, INC. & AFFILIATES 401(K) AND PROFIT SHARING PLAN

Date: June 27, 2005

By: [signature]

Jon N. Couture, Senior Vice President of National City Corporation, administrator of the Wayne Bancorp, Inc. & Affiliates 401(K) and Profit Sharing Plan

# THE WAYNE BANCORP, INC.
# AND AFFILIATES 401(k)
# AND PROFIT SHARING PLAN

Cleveland, Ohio

## FINANCIAL STATEMENTS

December 31, 2004 and 2003

THE WAYNE BANCORP, INC. AND AFFILIATES
401(K) AND PROFIT SHARING PLAN
Cleveland, Ohio

FINANCIAL STATEMENTS
December 31, 2004 and 2003

CONTENTS

Crowe

Crowe Chizek and Company LLC
Member Horwath International

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
The Wayne Bancorp, Inc. and Affiliates 401(k) and Profit Sharing Plan
Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of The Wayne Bancorp, Inc. and Affiliates 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the year then ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audit of the Plan's financial statements was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

As described is Note 2 to the financial statements, in 2004 the Plan's management adopted a policy of preparing its financial statements on the basis of accounting principles generally accepted in the United States of America which is a change from the modified cash basis of accounting, an other comprehensive basis of accounting used in prior years. The Statement of Net Assets Available for Benefits as of December 31, 2003 has been restated to reflect the new basis of accounting adopted in 2004.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
June 18, 2005

THE WAYNE BANCORP, INC. AND AFFILIATES
401(k) AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| **ASSETS** | | |
| Investments, at fair value (Notes 2 and 3) | $ 18,061,412 | $ 17,466,098 |
| Cash | 72,095 | 61,791 |
| Receivables: | | |
| Employer contributions | 41 | -- |
| Employee contributions | 62 | -- |
| Accrued income | 12,856 | 5,941 |
| | 12,959 | 5,941 |
| Net assets available for benefits | $ 18,146,466 | $ 17,533,830 |

See notes to financial statements.

THE WAYNE BANCORP, INC. AND AFFILIATES
401(k) AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2004

| | |
|---|---|
| Net Investment income (Note 3): | |
| Net appreciation in fair value of investments | $ 780,103 |
| Interest and dividends | 557,780 |
| | 1,337,883 |
| Contributions: | |
| Employer | 323,575 |
| Employee | 641,739 |
| | 965,314 |
| Total additions | 2,303,197 |
| Benefits paid to participants | (1,733,816) |
| Transfer from the Wayne Bancorp, Inc. and Affiliates Employee Stock Ownership Plan and Trust (Note 6) | 43,255 |
| **Net increase** | 612,636 |
| **Net assets available for benefits** | |
| Beginning of year | 17,533,830 |
| End of year | $ 18,146,466 |

See notes to financial statements.

**NOTE 1 – PLAN DESCRIPTION**

The following description of Wayne Bancorp, Inc. and Affiliates 401(k) and Profit Sharing Plan (Plan), formerly known as The Wayne County National Bank of Wooster Salaried Employees' Profit Sharing Plan and Trust, is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution profit sharing plan covering all eligible employees of Wayne Bancorp, Inc. and those of its wholly-owned subsidiaries (the Company). Until April 16, 2003, any employee who completed three months of service and was at least 21 years of age was eligible to participate in the Plan. Effective April 16, 2003, the Plan was amended to change the age requirement to age 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On October 5, 2004, National City Corporation (NCC) acquired Wayne Bancorp, Inc. and its subsidiaries and assumed sponsorship of the Plan. Under the terms of the merger agreement, employees continued to participate in the Plan throughout 2004 and became eligible to participate in the National City Savings and Investment Plan on January 1, 2005. Effective January 1, 2005, employer and participant contributions to the Plan were discontinued. Effective December 1, 2004, National City Bank, a subsidiary of NCC, became the Plan's investment custodian.

Participants were able to contribute up to 100% of their total pre-tax annual compensation, as defined in the Plan, up to the maximum amount allowed by law. Participants who attained age 50 by the end of the Plan year were eligible to make catch-up contributions in accordance with Code Section 414(v). The Company made employer matching contributions to the Plan equal to 100% of deferrals not in excess of 3% of compensation, plus 50% of deferrals on the next 2% of compensation. In addition, the Board of Directors could elect to make an additional profit sharing contribution to the Plan on a discretionary basis. To be eligible to receive the Company's discretionary contributions, participants must be employed on the last day of the Plan year and have completed a year of service during the Plan year. There was no employer discretionary contribution made for the year ended December 31, 2004.

Each participant's account was credited with the participant's own contributions and an allocation of (a) the Company's contribution and (b) the Plan's earnings and losses. Allocations of Company matching contributions were based on the participant's deferrals and compensation, as defined by the Plan. Allocations of Company profit sharing contributions were based on the participant's compensation, as defined by the Plan. The benefits to which a participant is entitled is the benefit that can be provided from the participant's account.

Participants were immediately vested in their salary deferral contributions and employer contributions plus actual earnings thereon.

**NOTE 1 – PLAN DESCRIPTION** (Continued)

Upon death, disability, retirement, or other termination of service, participants may elect to receive either installment payments or lump-sum distribution equal to the value of their vested interest in their accounts.

Participants may borrow from the Plan. These loans are made in amounts of up to 50% of their vested account balance for a maximum amount of $50,000. The loans are secured by the balance in the participant's account and bear interest at rates that are commensurate with local prevailing rates. Loans shall be repaid within a reasonable period of time not to exceed five years, with the exception of a loan taken on a personal residence that may exceed five years.

Participants have the option to invest any portion of their contributions in any investment they choose within the provisions enacted by ERISA. Participants may change their investment options daily.

**NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES**

The financial statements of the Plan are prepared under the accrual basis of accounting. The Statement of Net Assets of December 31, 2003, which was previously reported under the modified cash basis of accounting, has been restated to an accrual basis presentation. The effect of this change in basis of accounting was to increase net assets available for benefits at December 31, 2003 by $5,941 from the amount previously reported.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan's investments are stated at fair value as determined by quoted market prices and as reported by the trustee. When no quoted market prices are available, investments are stated at estimated fair values based on yields currently available on comparable securities of issuers with similar credit ratings. Shares of mutual funds are valued at quoted market prices that represent the net asset value of shares held. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income and dividends are recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' account balances.

Benefits are recorded when paid.

**NOTE 3 - INVESTMENTS**

The following table presents investments that represent 5% or more of the Plan's net assets.

| | December 31, | |
|---|---|---|
| | 2004 | 2003 |
| Investments at fair value | | |
| Temp Fund Principal Money Market | $ -- | $2,161,438 |
| Blackrock Temp Fund | 2,947,641 | -- |
| Vanguard 500 Index Fund | 1,132,880 | 1,136,870 |
| Vanguard Wellington Fund | 1,654,293 | 1,443,739 |
| Wayne Bancorp, Inc. Common Stock | -- | 1,403,052 |

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $780,103 as follows:

| | Year ended December 31, 2004 |
|---|---|
| Mutual funds | $ 660,867 |
| U.S. Treasury notes | (1,138) |
| Federal agency obligations | (22,685) |
| Corporate bonds and notes | (48,300) |
| Common stocks | 197,317 |
| Real estate | (6,332) |
| Precious metals | 264 |
| Foreign stocks | 110 |
| Net appreciation in fair value of investments | $ 780,103 |

## NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2004, the Plan held shares of National City Corporation common stock, with a fair value of $637,411. At December 31, 2003, the Plan held shares of Wayne Bancorp, Inc. common stock, with a fair value of $1,403,052.

During 2004, cash dividends of $28,836 and $2,413 were paid to the Plan by Wayne Bancorp, Inc. and National City Corporation, respectively.

At December 31, 2004 the Plan held National City Bank certificates of deposit of $304,691. At December 31, 2003, the Plan held Wayne County National Bank certificates of deposit of $380,415. The Plan also holds participant loans that qualify as party-in-interest investments. These loans totaled $9,646 and $26,083 at December 31, 2004 and 2003, respectively. Certain administrative expenses of the Plan are paid by the Plan Sponsor on behalf of the Plan.

## NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 18, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (Code). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

## NOTE 6 – ASSET TRANSFER

As a result of some participants in the Wayne Bancorp, Inc. and Affiliates Employee Stock Ownership Plan (ESOP) utilizing the ESOP's diversification provisions, $43,255 of ESOP assets were transferred to the Plan during 2004.

## NOTE 7 – PLAN TERMINATION

Although it has not expressed any intent to do so, the plan sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

## NOTE 8 – TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but have not been paid. As of December 31, 2004 and 2003, amounts allocated to these individuals totaled $0 and $8,086, respectively.

## NOTE 9 – RECONCILIATION OF FINANCIAL STATEMENTS

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 to Form 5500:

| | 2003 |
|---|---|
| Net assets available for benefits per the Form 5500 | $ 17,527,889 |
| Amounts reconciling from modified cash basis to accrual basis | 5,941 |
| Net assets available for benefits per the financial statements | $ 17,533,830 |

THE WAYNE BANCORP, INC. AND AFFILIATES
401(k) AND PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Plan Sponsor: National City Corporation
EIN: 34-1111088
Plan Number: 202

| (a) | (b) Identity of Issuer or Borrower | (c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value | (d) Cost | (e) Current Value |
|---|---|---|---|---|
| | Money Market Deposit Account | | | |
| | Blackrock Temp Fund | 2,947,641 units | ** | $ 2,947,641 |
| | Certificates of Deposit | | | |
| | Bank One | 4.40%, due 2/08/05 | ** | $ 54,599 |
| | Bank One | 5.35%, due 11/29/06 | ** | 55,646 |
| | Bank One | 5.35%, due 4/22/07 | ** | 276,935 |
| | Chippewa Valley | 4.52%, due 2/14/06 | ** | 55,333 |
| | Commercial & Savings | 3.50%, due 12/7/07 | ** | 40,000 |
| | Commercial & Savings | 3.00%, due 5/20/06 | ** | 40,099 |
| | First Merit | 4.87%, due 3/12/05 | ** | 27,118 |
| | First Merit | 4.88%, due 3/16/05 | ** | 42,522 |
| | First Merit | 4.92%, due 1/25/06 | ** | 19,758 |
| | First Merit | 4.88%, due 5/11/06 | ** | 53,797 |
| | First National Bank | 4.94%, due 4/25/06 | ** | 28,249 |
| | Killbuck Savings Bank | 3.40%, due 5/09/08 | ** | 18,945 |
| | Killbuck Savings Bank | 4.25%, due 10/24/07 | ** | 30,366 |
| | Killbuck Savings Bank | 4.25%, due 11/06/07 | ** | 78,262 |
| * | National City Bank | 5.25%, due 8/13/05 | ** | 137,025 |
| | Ohio Legacy Bank | 2.96%, due 9/29/06 | ** | 51,762 |
| | Ohio Legacy Bank | 4.26%, due 8/12/05 | ** | 1,860 |
| | Savings Bank & Trust | 3.67%, due 2/03/07 | ** | 26,403 |
| | Sutton Bank | 2.48% due 10/14/05 | ** | 20,000 |
| | Sutton Bank | 2.48%, due 2/17/06 | ** | 10,000 |
| | Unizan Bank | 4.26%, due 8/04/05 | ** | 55,030 |
| | Unizan Bank | 4.64%, due 9/12/05 | ** | 56,148 |
| * | National City Bank | 3.47%, due 2/03/08 | ** | 26,323 |
| * | National City Bank | 4.18%, due 12/04/08 | ** | 40,000 |
| * | National City Bank | 2.23%, due 4/26/05 | ** | 20,000 |
| * | National City Bank | 3.06%, due 12/09/06 | ** | 25,387 |
| * | National City Bank | 4.52%, due 1/05/06 | ** | 55,956 |
| | Wayne Savings | 4.04%, due 7/22/05 | ** | 26,497 |
| | | | | $ 1,374,020 |

* Denotes party in interest.
** Participant directed investment cost basis disclosure is not required.

THE WAYNE BANCORP, INC. AND AFFILIATES
401(k) AND PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Plan Sponsor: National City Corporation
EIN: 34-1111088
Plan Number: 202

| (a) | (b) Identity of Issuer or Borrower | (c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value | (d) Cost | (e) Current Value |
|---|---|---|---|---|
| | Mutual Funds | | | |
| | Vanguard | Vanguard 500 Index Fund, units of a mutual fund | ** | $ 1,132,880 |
| | Vanguard | Vanguard U.S. Growth & Income Fund, units of a mutual fund | ** | 698,186 |
| | Vanguard | Vanguard International Growth Fund, units of a mutual fund | ** | 225,638 |
| | Vanguard | Vanguard Lifestrategy Conservative Growth Fund, units of a mutual fund | ** | 555,574 |
| | Vanguard | Vanguard Lifestrategy Growth Portfolio, units of a mutual fund | ** | 755,295 |
| | Vanguard | Vanguard IT Treasury Fund, units of a mutual fund | ** | 160,055 |
| | Vanguard | Vanguard Lifestrategy Income Fund, units of a mutual fund | ** | 98,587 |
| | Vanguard | Vanguard Lifestrategy Moderate Growth Fund, units of a mutual Fund | ** | 776,462 |
| | Vanguard | Vanguard Total Bond Market Index Fund, units of a mutual fund | ** | 363,332 |
| | Vanguard | Vanguard Wellington Fund, units of a mutual fund | ** | 1,654,293 |
| | Baron Asset Funds | Baron Growth Fund, units of a mutual fund | ** | 479,159 |
| | T. Rowe Price | T. Rowe Price Mid-Cap Growth, units of a mutual fund | ** | 15,979 |
| | Federated Funds | Federated Income Trust, units of a mutual fund | ** | 179,488 |
| | Federated Funds | Federated Kaufmann Fund, units of a mutual fund | ** | 312,365 |
| | Federated Funds | Federated Federal Cap. Appreciation Fund, units of mutual fund | ** | 242,664 |

* Denotes party in interest.
** Participant directed investment cost basis disclosure is not required.

THE WAYNE BANCORP, INC. AND AFFILIATES
401(k) AND PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Plan Sponsor: National City Corporation
EIN: 34-1111088
Plan Number: 202

| (a) | (b)<br>Identity of Issuer or Borrower | (c)<br>Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value | (d)<br>Cost | (e)<br>Current Value |
|---|---|---|---|---|
| | Federated Funds | Federated Stock Trust, units of a mutual fund | ** | $ 13,992 |
| | Federated Funds | Federated Equity Income, units of a mutual fund | ** | 75,156 |
| | Federated Funds | Federated Equity Funds Growth Strategy, units of a mutual fund | ** | 84,032 |
| | Federated Funds | Federated High Income, units of a mutual fund | ** | 92,596 |
| | Federated Funds | Federated International Equity, units of a mutual fund | ** | 44,670 |
| | Federated Funds | Federated Large Cap Growth, units of a mutual fund | ** | 83,814 |
| | Federated Funds | Federated Mid Cap Index, units of a mutual fund | ** | 147,679 |
| | Federated Funds | Federated Capital Preservation Fund, units of a mutual fund | ** | 442,572 |
| | Federated Funds | Federal Total ReturnBond Fund; units of a mutual fund | ** | 35,942 |
| | American Funds | Growth Fund of America, units of a mutual fund | ** | 873,852 |
| | American Funds | Washington Mutual Growth Fund, units of a mutual fund | ** | 48,605 |
| | Oak Associates | Oak Funds Black Oak Emerging Fund, units of a mutual fund | ** | 1,429 |
| | Oak Associates | Oak Funds Pine Oak Aggressive Stock Fund, units of a mutual fund | ** | 4,540 |
| | Oak Associates | Oak Funds White Oak Growth Stock Fund, units of a mutual fund | ** | 5,443 |
| | Oak Associates | Oak Funds Red Oak Technology Select Fund, units of a mutual fund | ** | 1,632 |

* Denotes party in interest.
** Participant directed investment cost basis disclosure is not required.

# THE WAYNE BANCORP, INC. AND AFFILIATES
# 401(k) AND PROFIT SHARING PLAN
# SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Plan Sponsor: National City Corporation
EIN: 34-1111088
Plan Number: 202

| (a) | (b) Identity of Issuer or Borrower | (c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value | (d) Cost | (e) Current Value |
|---|---|---|---|---|
| | Harbor Funds | Harbor International Fund, units of a mutual fund | ** | 899 |
| | NASDAQ | NASDAQ 100 Trust Series I, units of a mutual fund | ** | 3,992 |
| | | | | $ 9,610,802 |
| | U.S. Treasury Notes | | | |
| | U.S. Treasury Note | 5.88%, due 11/15/05 | ** | $ 20,532 |

* Denotes party in interest.
** Participant directed investment cost basis disclosure is not required.

THE WAYNE BANCORP, INC. AND AFFILIATES
401(k) AND PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Plan Sponsor: National City Corporation
EIN: 34-1111088
Plan Number: 202

| (a) | (b) Identity of Issuer or Borrower | (c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value | (d) Cost | (e) Current Value |
|---|---|---|---|---|
| | Federal Agency Obligations | | | |
| | Federal Home Loan Bank | 6.75%, due 4/10/06 | ** | $ 52,297 |
| | Federal Home Loan Bank | 8.02%, due 6/01/10 | ** | 306,375 |
| | Federal National Mortgage Association | 4.00%, due 4/12/10 | ** | 49,594 |
| | Federal National Mortgage Association | 6.74%, due 7/9/07 | ** | 27,012 |
| | | | | $ 435,278 |
| | Corporate Bonds and Notes | | | |
| | Bank of America | 3.88%, due 1/15/08 | ** | $ 20,156 |
| | Bank One Corp. | 6.00%, due 2/17/09 | ** | 12,827 |
| | Cox Communications, Inc. | 6.75%, due 3/15/11 | ** | 109,499 |
| | First Chicago Notes | 6.13%, due 2/15/06 | ** | 205,810 |
| | Ford Motor Corp. | 7.38%, due 10/28/09 | ** | 53,933 |
| | Ford Motor Credit | 7.50%, due 3/15/05 | ** | 100,854 |
| | Ford Motor Credit | 5.80%, due 1/12/09 | ** | 102,214 |
| | Ford Motor Credit | 7.38%, due 2/01/11 | ** | 269,437 |
| | Ford Motor Credit | 6.50%, due 1/25/07 | ** | 103,985 |
| | General Motors Acceptance Corp. | 6.13%, due 9/15/06 | ** | 25,630 |
| | General Motors Acceptance Corp. | 7.00%, due 2/01/12 | ** | 206,068 |
| | General Motors Acceptance Corp. | 6.13%, due 1/22/08 | ** | 102,933 |
| | General Motors Corp. | 6.15%, due 4/05/07 | ** | 205,534 |
| | General Motors Corp. | 6.38%, due 5/01/08 | ** | 77,595 |
| | Goldman Sachs Group | 6.65%, due 5/15/09 | ** | 11,035 |
| | Household Finance Corp. | 8.00%, due 5/09/05 | ** | 9,162 |
| | International Lease Finance Corp. | 3.50%, due 4/01/09 | ** | 14,606 |
| | Kraft Foods, Inc. | 4.63%, due 11/01/06 | ** | 20,412 |
| | Morgan Stanley DEA | 5.80%, due 4/01/07 | ** | 5,242 |

* Denotes party in interest.
** Participant directed investment cost basis disclosure is not required.

THE WAYNE BANCORP, INC. AND AFFILIATES
401(k) AND PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Plan Sponsor: National City Corporation
EIN: 34-1111088
Plan Number: 202

| (a) | (b) Identity of Issuer or Borrower | (c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value | (d) Cost | (e) Current Value |
|---|---|---|---|---|
| | Union Carbide Corp. | 6.70%, due 4/1/09 | ** | $ 106,000 |
| | National Rural Utilities | 6.00%, due 5/15/06 | ** | 13,466 |
| | Washington Mutual | 8.25%, due 4/01/10 | ** | 292,485 |
| | Wachovia Corporation | 3.63%, due 2/17/09 | ** | 9,885 |
| | | | ** | $ 2,078,768 |
| * | Loans to Participants | Rates of 7.00% to 10.25% | ** | $ 9,646 |
| | Common Stock | | | |
| | Abbott Labs | 100 shares of common stock | ** | $ 4,665 |
| | Advanced Lighting Technologies | 50 shares of common stock | ** | 16 |
| | Alcoa, Inc. | 150 shares of common stock | ** | 4,713 |
| | American Electric Power, Inc. | 1,200 shares of common stock | ** | 41,208 |
| | American International Group, Inc. | 30 shares of common stock | ** | 1,970 |
| | Am South Bank | 1,000 shares of common stock | ** | 25,900 |
| | Applied Materials, Inc. | 400 shares of common stock | ** | 6,840 |
| | Bank of America Corp | 2,310 shares of common stock | ** | 108,547 |
| | BP PLC Spons Adr | 300 shares of common stock | ** | 17,520 |
| | Bristol Myers Company | 525 shares of common stock | ** | 13,451 |
| | Cedar Fair L.P. | 1,000 shares of common stock | ** | 32,900 |
| | Cisco Systems, Inc. | 160 shares of common stock | ** | 3,091 |
| | Coca-Cola Company | 220 shares of common stock | ** | 9,161 |
| | Conoco Inc. | 60 shares of common stock | ** | 5,210 |
| | Consolidated Edison, Inc. | 500 shares of common stock | ** | 21,875 |
| | Danaher Corp. | 250 shares of common stock | ** | 14,353 |
| | Dominion Resources, Inc. | 100 shares of common stock | ** | 6,774 |
| | Dow Chemical Company | 1,000 shares of common stock | ** | 49,510 |
| | DPL, Inc. | 100 shares of common stock | ** | 2,511 |
| | Duke Energy Corp. | 1,000 shares of common stock | ** | 25,330 |
| | Dupont E.I. De Nemours | 190 shares of common stock | ** | 9,320 |
| | EMC Corp | 100 shares of common stock | ** | 1,487 |

* Denotes party in interest.
** Participant directed investment cost basis disclosure is not required.

THE WAYNE BANCORP, INC. AND AFFILIATES
401(k) AND PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Plan Sponsor: National City Corporation
EIN: 34-1111088
Plan Number: 202

| (a) | (b) Identity of Issuer or Borrower | (c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value | (d) Cost | (e) Current Value |
|---|---|---|---|---|
| | Equity Office | 100 shares of common stock | ** | $ 2,912 |
| | Fannie Mae | 100 shares of common stock | ** | 7,121 |
| | First Merit Corp. | 500 shares of common stock | ** | 14,245 |
| | Ford Motor Company | 69 shares of common stock | ** | 1,010 |
| | Freescale Semiconductor | 33 shares of common stock | ** | 606 |
| | General Electric | 400 shares of common stock | ** | 14,600 |
| | Gillette Company | 200 shares of common stock | ** | 8,956 |
| | Home Depot, Inc. | 145 shares of common stock | ** | 6,197 |
| | Honda Motor | 150 shares of common stock | ** | 3,909 |
| | Hospira, Inc. | 10 shares of common stock | ** | 335 |
| | Intel Corp. | 500 shares of common stock | ** | 11,695 |
| | International Business Machines | 15 shares of common stock | ** | 1,479 |
| | Interpublic Group | 200 shares of common stock | ** | 2,680 |
| | Intuit | 300 shares of common stock | ** | 13,203 |
| | Imclone Systems, Inc. | 40 shares of common stock | ** | 1,843 |
| | Johnson & Johnson | 640 shares of common stock | ** | 40,589 |
| | JP Morgan Chase and Co. | 1,132 shares of common stock | ** | 44,159 |
| | Key Corp | 1,000 shares of common stock | ** | 33,900 |
| | Kohl's Corp | 300 shares of common stock | ** | 14,751 |
| | McDonalds Corp. | 300 shares of common stock | ** | 9,618 |
| | Microsoft Corp. | 100 shares of common stock | ** | 2,672 |
| | Motorola Inc. | 300 shares of common stock | ** | 5,160 |
| * | National City Corp. | 16,975 shares of common stock | ** | 637,411 |
| | Nextpath Technologies | 10,000 shares of common stock | ** | 1 |
| | Nokia Corporation | 115 shares of common stock | ** | 1,802 |
| | Odyssey Marine | 100 shares of common stock | ** | 250 |
| | Ohio Heritage Bancorp | 500 shares of common stock | ** | 26,500 |
| | PepsiCo, Inc. | 400 shares of common stock | ** | 20,880 |
| | Pfizer, Inc. | 1,200 shares of common stock | ** | 32,268 |
| | PNC Financial Corp. | 500 shares of common stock | ** | 28,720 |
| | Royal Dutch Petrolium Co. | 100 shares of common stock | ** | 5,738 |
| | Sara Lee Corp. | 200 shares of common stock | ** | 4,828 |
| | Sirius Satellite Radio | 4,600 shares of common stock | ** | 35,052 |
| | Southern Company | 1,100 shares of common stock | ** | 36,872 |

* Denotes party in interest.
** Participant directed investment cost basis disclosure is not required.

THE WAYNE BANCORP, INC. AND AFFILIATES
401(k) AND PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Plan Sponsor: National City Corporation
EIN: 34-1111088
Plan Number: 202

| (a) | (b) Identity of Issuer or Borrower | (c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value | (d) Cost | (e) Current Value |
|---|---|---|---|---|
| | Standard Register Co. | 1,000 shares of common stock | ** | $ 14,120 |
| | Tyco International LTD | 90 shares of common stock | ** | 3,217 |
| | UAL Corp. | 30 shares of common stock | ** | 39 |
| | United Technologies Corp | 55 shares of common stock | ** | 5,684 |
| | Visteon Corp | 5 shares of common stock | ** | 49 |
| | Wal Mart Stores Inc. | 800 shares of common stock | ** | 42,256 |
| | Walt Disney Co. | 800 shares of common stock | ** | 22,240 |
| | Weyerhauser Co. | 200 shares of common stock | ** | 13,444 |
| | Wyeth (American Home Products) | 100 shares of common stock | ** | 4,259 |
| | Yum Brands, Inc. | 20 shares of common stock | ** | 943 |
| | Zimmer Holdings, Inc. | 2 shares of common stock | ** | 160 |
| | | | | $ 1,584,725 |
| | Total Investments | | | $ 18,061,412 |

* Denotes party in interest.
** Participant directed investment cost basis disclosure is not required.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-119950 on Form S-8 of Wayne Bancorp, Inc. and Affiliates 401(k) and Profit Sharing Plan of our report dated June 18, 2005, appearing in this Annual Report on Form 11-K of the Wayne Bancorp, Inc. and Affiliates 401(k) and Profit Sharing Plan for the year ended December 31, 2004.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
June 24, 2005